LOCK-UP AGREEMENT

THIS AGREEMENT is dated as of March 28th, 2012

BETWEEN:

THE PERSONS NAMED ON THE SIGNATURE PAGE
HERETO

(each such person a “Securityholder”)

AND:

FIRST MAJESTIC SILVER CORP., a corporation incorporated
under the laws of the Province of British Columbia with an office at Suite 1805, 925 West Georgia Street, Vancouver, BC V6C 3L2

(“First Majestic”).

WHEREAS:

A. Silvermex Resources Inc. (the “Company” or “Silvermex”) and First Majestic have entered into a letter of intent (the “Letter of Intent”) pursuant to which the Company and First Majestic propose to negotiate a definitive agreement (the “Definitive Agreement”) providing for the acquisition by First Majestic of all the issued and outstanding shares in the capital of the Company, or such other similar transaction as may be agreed by First Majestic and the Company (the “Transaction”);

B. The Securityholders or their affiliates (which includes for the purposes of this Agreement, any entity controlled by a Securityholder or an affiliate of any entity controlled by a Securityholder) beneficially own or have voting or dispositive power over the number of shares in the capital of the Company (the “Shares”), options to acquire such shares, if any (the “Options”), and warrants to acquire such shares, if any (the “Warrants”), set forth next to each Securityholder’s name in Schedule A of this Agreement (the Shares, Options and Warrants are collectively referred to herein as the “Securities”); and

C. First Majestic requires the Securityholders to enter into this Agreement with respect to the Securities in order to set out the terms and conditions of the agreement of the Securityholders to support the Transaction and to vote the Securities in favour of the Transaction at any meeting of the Company’s shareholders, optionholders or warrantholders called to consider such Transaction (the “Meeting”).

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.

Representations of the Securityholder. Each Securityholder, severally and not jointly, represents and warrants to First Majestic that (and acknowledges that First Majestic is relying upon such representations and warranties):

(a)

it or one of its affiliates is the beneficial owner of the Securities set forth next to its name in Schedule A of this Agreement (with respect to each Securityholder, its “Owned Securities”) with good and marketable title thereto free and clear of any liens, pledges, mortgages, charges, restrictions, security interests, adverse claims and demands of rights of others of any nature or kind whatsoever (collectively, “Encumbrances”);

(b)

no person has any agreement or option, or any right or privilege, whether by law, pre-emptive or contractual, capable of becoming an agreement or option, for the exchange, acquisition or transfer from the Securityholder or any of its affiliates of any of its Owned Securities or any interest therein or right thereto;

(c)

it or one of its affiliates has sole voting power and exclusive right of disposition with respect to its Owned Securities and sole power to agree to all matters set forth in this Agreement and neither the Securityholder nor any of its affiliates has previously granted or agreed to grant a proxy or other right to vote in respect of such Securities or entered into any voting trust, nor pooling or other agreement with respect to the right to vote, call meetings of securityholders or give consents or approvals of any kind as to such Securities except those which are no longer of force or effect.

	(d)	neither it nor any of its affiliates beneficially owns or controls any securities of the Company other than its Owned Securities;

(e)

it has the legal capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Securityholder and, assuming the due authorization, execution and delivery by First Majestic, this Agreement constitutes the legal, valid and binding obligation of the Securityholder, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity; and

(f)

there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any governmental entity, or, to the knowledge of the Securityholder, threatened against the Securityholder, any of its affiliates or any of their respective properties that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Securityholder’s ability to consummate the transactions contemplated by this Agreement. There is no judgment, decree or order against the Securityholder or any of its affiliates that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have a material adverse effect on the Securityholder’s ability to consummate the transactions contemplated by this Agreement.

2.	Representations of First Majestic. First Majestic represents and warrants to the Securityholders that (and acknowledges that the Securityholders are relying upon such representations and warranties):

	(a)	First Majestic is, and will be as at the effective time of the Transaction, validly existing under the laws of British Columbia;

	(b)	it has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

	(c)	it has full power and authority to make, enter into and carry out the terms of this Agreement;

(d)

no consent, approval or authorization of, or declaration or filing with, or notice to, any governmental entity or stock exchange which has not been received or made is required by First Majestic in connection with the execution and delivery of this Agreement;

(e)

there are no legal proceedings in progress or pending before any governmental entity, or to the knowledge of First Majestic, threatened against First Majestic or its affiliates that would adversely affect in any manner the ability of First Majestic to enter into this Agreement or the Definitive Agreement and to perform its obligations hereunder or thereunder.

3.

Agreement to Vote Securities. Each Securityholder hereby agrees, severally and not jointly, that at the Meeting, such Securityholder shall (or cause its affiliates or other holder of record to, if the Securityholder is the beneficial owner but not the holder of record of any of the Securities):

(a)

vote all of its Owned Securities in favour of the Transaction contemplated and any actions required in furtherance thereof or otherwise contemplated by the Letter of Intent or the Definitive Agreement. The Securityholder shall also cause such Securities to be counted as present for purposes of establishing a quorum at the Meeting;

(b)

vote all of its Owned Securities to oppose any action or agreement that would result in a breach of any representation, warranty, covenant or other obligation of the Company under the Letter of Intent or Definitive Agreement if such breach requires Securityholder approval;

(c)

vote all of its Owned Securities to oppose any proposed action by the Company or any other party the result of which could impede, interfere with or delay First Majestic from completing the Transaction; and

(d)

no later than 10 days prior to the Meeting, deliver or cause to be delivered (including by instructing the participant(s) in the book-based system operated by CDS Clearing and Depositary Services Inc. or other intermediary through which the Securityholder holds its Owned Securities to arrange for such delivery) to the Company’s transfer agent, or as otherwise directed by First Majestic, a duly executed proxy (or other appropriate voting instrument) directing that its Owned Securities be voted at the Meeting in favour of the Transaction and all related matters, and thereafter not take any action to withdraw, amend or invalidate any such proxy (or other appropriate voting instrument) deposited by the Securityholder pursuant to this Agreement except in accordance with the terms hereof.

4.

No Voting Trusts. Each Securityholder will not, and will not permit any of its affiliates to, deposit any of its Owned Securities in a voting trust or subject any of such Securities to any arrangement or agreement with respect to the voting of such securities, other than agreements entered into with First Majestic.

5.

Definition of Acquisition Proposal. For the purposes of the Agreement, “Acquisition Proposal” means any proposal or offer made by any person, whether written or oral, other than First Majestic (or any affiliate of First Majestic or any person acting in concert with First Majestic or any affiliate of First Majestic) with respect to:

(a)

the acquisition or purchase by any person or group of persons acting jointly or in concert of any capital stock or other voting securities, or securities convertible into or exerciseable or exchangeable for any capital stock or other voting securities of Silvermex or any of its subsidiaries representing 20% or more of the outstanding voting securities of Silvermex or such subsidary, on a fully diluted basis;

(b)

the acquisition or purchase by any person or group of persons acting jointly or in concert of 20% or more of the consolidated assets of Silvermex and its subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue or net income of Silvermex and its subsidiaries, taken as a whole, or any of its subsidiaries whose assets or revenues, individually or in the aggregate, represent 20% or more of the consolidated assets or contribute 20% or more of the consolidated revenue or net income of Silvermex and its subsidiaries, taken as a whole, (or any lease, license, joint venture or other arrangement having the same economic effect as an acquisition or purchase);

(c)	a merger, amalgamation, recapitalization, reorganization, joint venture or other business combination involving Silvermex or any of its affiliates;

(d)	any other extraordinary business transaction involving or otherwise relating to Silvermex or any of its affiliates; or

(e)

any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the transactions contemplated by the Definitive Agreement, or any public announcement of an intention to do any of the foregoing.

6.	No Action to Reduce Likelihood of Success or Delay. Each Securityholder will not, and will not permit any of its affiliates to:

(a)	solicit proxies or become a participant in a solicitation in opposition to or competition with First Majestic in connection with the Transaction;

(b)	assist any person, entity or group in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit First Majestic in connection with the Transaction;

(c)	act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with First Majestic in connection with the Transaction;

(d)

exercise any dissent rights in respect of the Transaction and the Securityholder hereby waives and shall cause its affiliates to waive any rights of appraisal or rights of dissent from the Transaction that the Securityholder or any of its affiliates may have, and the Securityholder hereby agrees and shall cause its affiliates, not to commence or participate in, and to take all actions necessary to opt out of, any class in any class action with respect to any claim, derivative or otherwise, against the Company or any of its subsidiaries (or any of their respective successors, including, without limitation, First Majestic) relating to the negotiation, execution and delivery of this Agreement or the Transaction;

(e)	solicit, initiate, encourage or facilitate any Acquisition Proposal:

(f)	participate in any discussions, conversations, negotiations or other communications with any person with respect to an Acquisition Proposal;

(g)

enter into any agreement, arrangement or understanding with respect to an Acquisition Proposal or pursuant to which the Company may be required to delay, abandon, terminate or fail to consummate the Transaction; or

(h)

furnish any information to any person in connection with a proposed Acquisition Proposal or otherwise assist, facilitate or encourage the making of, or cooperate in any way regarding, any Acquisition Proposal.

7.	Transfer and Encumbrance. Except with the prior written consent of First Majestic, each Securityholder and/or any of its affiliates shall not:

(a)

sell, transfer, gift, assign or otherwise dispose of or exchange any or all of its Owned Securities or enter into any agreement, arrangement or understanding in connection therewith (whether by actual disposition, derivative transaction or effective economic disposition through cash settlement), provided that, the Securityholder may (A) exercise Options or Warrants to acquire additional Shares, and (B) transfer Securities to a corporation or other entity directly or indirectly owned or controlled by the Securityholder or under common control with or controlling the Securityholder provided that (1) such transfer shall not relieve or release the Securityholder of or from its obligations under this Agreement, including, without limitation the obligation of the Securityholder to vote or cause to be voted all its Owned Securities in favour of the Transaction, (2) prompt written notice of such transfer is provided to First Majestic, (3) the transferee agrees to be bound by the terms hereof pursuant to documentation approved in writing by First Majestic in advance of such transfer and (4) the transferee continues to be a corporation or other entity directly or indirectly owned or controlled by the Securityholder or under common control with or controlling the Securityholder, at all times prior to the effective date of the Transaction;

(b)

grant or enter into with any person any agreement or option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the exchange, acquisition or transfer from the Securityholder of any Securities or any right or interest thereto; and

(c)	allow any of its Owned Securities to become subject to any Encumbrances.

8.

Additional Securities. Each Securityholder agrees, severally and not jointly, that any securities of the Company which the Securityholder or any of its affiliates acquires beneficial ownership of, or direction or control over, after the execution of this Agreement shall be subject to the terms of this Agreement to the same extent as if they constituted Securities held by the Securityholder as of the date of this Agreement and the term “Securities” and “Owned Securities” as used herein will include all such securities.

9.	Other Covenants. Each Securityholder also agrees, severally and not jointly:

(a)

to the details of this Agreement being set out in any information circular or disclosure document produced by the Company or First Majestic in connection with the Transaction and to this Agreement being available for public inspection to the extent required by law; and

(b)	to use commercially reasonable efforts to exercise all “in-the-money” Options prior to the effective date of the Transaction.

10.

First Majestic Acknowledgements. First Majestic acknowledges that, if any Securityholder is also a director, officer or employee of the Company or any of its subsidiaries, that the provisions of this Agreement shall bind such Securityholder solely in his or her capacity as a securityholder of the Company and shall not be deemed or interpreted to bind any such Securityholder in his or her capacity as a director, officer or employee of the Company or any of its subsidiaries.

11.	Termination. Unless otherwise provided for herein, this Agreement shall terminate on the earlier of:

	(a)	First Majestic providing written notice of termination to the Securityholders;

	(b)	the termination of the Definitive Agreement in accordance with its terms;

	(c)	the termination of the Letter of Intent without First Majestic and the Company entering into a Definitive Agreement;

	(d)	the effective time of the Transaction; and

	(e)	as agreed by First Majestic and the Company in accordance with the terms of the Definitive Agreement.

12.

Specific Performance. Each Securityholder acknowledges that it will be impossible to measure in money the damage to First Majestic if the Securityholder fails to comply with any of its obligations under this Agreement, that every such obligation is material and that, in the event of any such failure, First Majestic will not have an adequate remedy at law or in damages, and accordingly, each Securityholder agrees that the issuance of an injunction or other equitable remedy is the appropriate remedy for any such failure.

13.

No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in First Majestic any direct or indirect ownership or incidence of ownership at law or in equity with respect to any of the Securities or any right or entitlement to acquire or become the owner at law or in equity of the Securities. Any rights, ownership and economic benefits of and relating to the Securities shall remain vested in and belong to the Securityholders and their affiliates, as the case may be. First Majestic shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct any Securityholder or his or her affiliates in the voting of any of the Securities, except as otherwise provided herein, or in the performance of the Securityholder’s and its affiliates’ duties or responsibilities as a securityholder of the Company.

14.

Successors and Assigns. The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign, delegate or otherwise transfer any of its or his rights, interests or obligations under this Agreement without the prior written consent of the other party, except that First Majestic may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to a direct or indirect subsidiary, without reducing its own obligations hereunder, without the prior consent of the Securityholders.

15.

Confidentiality. Each Securityholder shall maintain in confidence the matters referred to in this Agreement and shall not make any public disclosure, except to the extent required by applicable law or the requirements of any securities regulatory authority or stock exchange, of the terms of this Agreement without the consent of First Majestic, such consent not be unreasonably withheld.

16.

Entire Agreement. This Agreement supersedes all prior agreements among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be modified or waived, except expressly by an instrument in writing signed by all the parties hereto. No waiver of any provision hereof by any party shall be deemed a waiver by any other party nor shall any such waiver be deemed a continuing waiver of any matter by such party.

17.

Notice. Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic means of communication addressed to the recipient as follows:

if to any Securityholder:	The addresses set out on the last page of this Agreement

if to First Majestic:	Suite 1805 - 925 West Georgia Street
Vancouver, BC V6C 3L2
Attention: Keith Neumeyer
Fax Number: (604) 639-8873
Email: keith@firstmajestic.com

Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the business day during which such normal business hours next occur if not given during such hours on any day.

18.

Further Assurances. Each of the parties hereto agrees to execute such further and other deeds, documents and assurances and to do such further and other acts as may be necessary to carry out the true intent and meaning of this Agreement fully and effectually.

19.

Severability. Each of the covenants, provisions, sections, subsections and other subdivisions hereof is severable from every other covenant, provision, section, subsection and subdivision and the invalidity or unenforceability of any one or more covenants, provisions, sections, subsections and other subdivisions hereof shall not effect the validity or enforceability of the remaining covenants, provisions, sections, subsections or subdivisions hereof.

20.	Miscellaneous.

(a)	This Agreement shall be construed in accordance with the laws of British Columbia and the parties hereto agree to attorn to the jurisdiction of the courts thereof.

(b)	This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

(c)	All Section headings herein are for convenience of reference only and are not part of this Agreement and no construction or interference shall be derived there from.

(d)	References to “he” and “they” shall be interpreted to include “her”, “it” and other gender variations thereof.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

FIRST MAJESTIC SILVER CORP. per:

“Raymond Polman” (signed)
Authorized Signatory

“Arthur Brown” (signed)
Print Name: Arthur Brown

“Duane Nelson” (signed)
Print Name: Duane Nelson

“Michael H. Callahan” (signed)
Print Name: Michael H. Callahan

“Kenneth McNaughton” (signed)
Print Name: Ken McNaughton

“Joseph Ovsenek” (signed)
Print Name: Joe Ovsenek

“Lisa Dea” (signed)
Print Name: Lisa Dea

SCHEDULE A
OWNERSHIP OF SECURITIES

Name of Securityholder	Number of Shares	Number of Warrants	Number of Options
Arthur Brown	100,000	0	1,450,000
Duane Nelson	1,864,734	0	1,975,000
Michael Callahan	225,000	0	2,825,000
Joseph Ovsenek	50,000	0	750,000
Kenneth McNaughton	0	0	750,000
Lisa Dea	0	0	550,000